
Mail Stop 3233

April 2, 2018

<u>Via E-Mail</u>
Terry Hertzog
Noble Advisors, LLC
1817 Olde Homestead Lane, Suite 101
Lancaster, PA 17601

>**Re:**   **Noble Advisors, LLC**
>   **Amendment No. 1 to**
>   **Offering Statement on Form 1-A**
>   **Filed March 21, 2018**
>   **File No. 024-10776**

Dear Mr. Hertzog:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2018 letter.

<u>General</u>

1.   Please update your financial statements for the most recently completed fiscal year in accordance with Part F/S (b) of Form 1-A.

<u>Risk Factors, page 11</u>

2.   Please revise to add risk factor disclosure regarding the exclusive forum provision disclosed on page F-4 and F-8.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Kimberly Decker, Esq.
        Barley Snyder LLP